November 1, 2024

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Registration Statement on Form F-3
           Filed October 23, 2024
           File No. 333-282788
Dear Alexander Zwyer:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed October 23, 2024
General

1. We note that on July 29, 2024 you entered into a binding term sheet with respect to a merger with Kadimastem Ltd (the "Transaction"), subject to, among other things, entry into a definitive agreement and approval by NLS and Kadimastem stockholders. We also note that your Report on Form 6-K filed on July
30, 2024
       indicates that a definitive agreement was expected to be executed in September 2024 with an expected Transaction closing before December 31, 2024. Please tell us, and revise the registration statement to disclose, the current status of the Transaction.
       Also, please provide us an analysis of whether pro forma financial statements and financial statements of Kadimastem are required. Refer to Rule 11-01 and Rule 3-05 of Regulation S-X.
 November 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ron Ben-Bassat